EXHIBIT 4.86

Dated  February 23, 2009

 SUPPLY AGREEMENT

BETWEEN

(1)           Nisshin Pharma Inc. (“Nisshin”)

AND

(2)           Amarin Pharmaceuticals (Ireland) Ltd. (“Amarin”)

1	DEFINITIONS	2
2	DUTIES	3
3	ORDER, ACCEPTANCE AND DELIVERY	4
4	ROLLING FORECAST	5
5	PRICE AND MILESTONE PAYMENTS	6
6	WORKING GROUP	7
7	TECHNICAL AGREEMENT	7
8	LONG-TERM SUPPLY AGREEMENT	7
9	TECHNOLOGY TRANSFER	7
10	WARRANTIES	8
11	SHIPPING TERM / TITLE AND RISK	9
12	CONFIDENTIAL INFORMATION	9
13	FORCE MAJEURE	11
14	TERM	11
15	TERMINATION	11
16	CONSEQUENCES OF TERMINATION	12
17	ASSIGNMENT	12
18	MISCELLANEOUS	12

Certain portions of this Exhibit have been omitted pursuant to a request for “Confidential Treatment” under Rule 24b-2 of the Securities and Exchange Commission.  Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit.  The omitted confidential information has been filed with the Securities and Exchange Commission.

SUPPLY AGREEMENT

THIS AGREEMENT (hereinafter the "Agreement") is made as of February 23, 2009 (hereinafter the "Commencement Date")

BETWEEN:

Nisshin Pharma, Inc., whose head office is at 25, Kanda-Nishiki-cho 1-chome, Chiyoda-ku, Tokyo 101-8441 JAPAN ("Nisshin")

AND

Amarin Pharmaceuticals (Ireland) Ltd., whose head office is at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland ("Amarin")(Nisshin and Amarin each a "Party," collectively, the "Parties")

WITNESSETH:

WHEREAS, Amarin is developing products for the treatment of certain human diseases (hereinafter referred to as the “Drug”).

WHEREAS, the Parties entered into that certain agreement on October 27, 1999 (the "1999 Agreement") for the supply of ethyl-eicosapentaenoate (“E-EPA”) in bulk style (hereinafter referred to as “Products”, as further defined below), from Nisshin to Amarin, for the purposes of conducting clinical trials within the CNS (Central Nervous System) field, to provide the Products to Amarin to be used as the active pharmaceutical ingredient for the Drug and for submission to regulatory bodies for approval. (The 1999 Agreement was originally made and entered into between Nisshin Flour Milling Co., Ltd., a Japanese corporation, the parent company of Nisshin at that time, and Laxdale Limited, a Scottish company, now known as Amarin Neuroscience Limited due to the corporate take-over closed on October 8, 2004 by Amarin Corporation plc, and the duties and obligations under the 1999 Agreement were transferred by assignment to the Parties, by Nisshin Flour Milling Co., Ltd. to Nisshin on July 2, 2001; and by Amarin Neuroscience Limited to Amarin on November 15, 2005.)

[ *** 3 lines omitted ***]

WHEREAS, upon Amarin’s request and after discussion with Amarin, Nisshin agreed to extend the 1999 Agreement for a further three years in 2005, which resulted in the execution of that certain agreement of November 15, 2005, under which the supply of the Products was extended until June 6, 2008, as well as Nisshin agreed to cooperate with Amarin, including but not limited to, for dealing with FDA inspections.

WHEREAS, upon expiration of the extended period of supply, further discussions between the Parties occurred, and, as a result of such discussions, Nisshin is willing to agree to further cooperate with Amarin by continuing the current supply and providing assistance related to

CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS [*] DENOTE SUCH OMISSIONS.

FDA inspections for a certain period of time for the use of the Drug, and during which period Nisshin and Amarin will conduct a joint-analysis of the feasibility of a long-term supply relationship.

NOW, THEREFORE, THE PARTIES  AGREE as follows:

1	DEFINITIONS

1.1	In this Agreement the following definitions shall apply, unless the context requires otherwise:

"Confidential Information" includes information related to the Specifications and the Products, as well as any other information of a technical, operational, administrative, financial or business nature, know-how, data and any other proprietary information in any form, that is (a) disclosed (intentionally or unintentionally) by one Party to the other Party and (b) not publicly known.  It does not include information which is in the public domain, information which was made public through no breach of this Agreement, information which is independently developed by a receiving party without access to or use of the proprietary information of the disclosing party, as evidenced by such party's records, or information that became available to a receiving party on a non-confidential basis, whether directly or indirectly, from a source other than the other party hereto, which source did not acquire this information on a confidential basis.

"Change of Control"  means:

(i)	in relation to either Nisshin or Amarin, to a change in ownership or control of more than 40% of the voting rights in Nisshin or Amarin; and

(ii)
in relation to Nisshin, to any other change in the ownership or control of the business of Nisshin related to the manufacture of the Products or any change in the ownership or control of the manufacturing site(s) of Nisshin at which the Products are manufactured.

The Parties agree that further investments by the Amarin’s current investors specified in the Schedule Four would not represent a Change of Control under this Agreement.

The Parties also agree that any transaction with a Potential Partner who was disclosed this Agreement pursuant to Clause 12.9  will not represent a Change of Control under this Agreement.

"Destination" means the place designated by Amarin to which the Product shall be transported from Japan.

"DMF" means Drug Master File, as defined in (i) the CFR (US Code of Federal Regulations 21, as amended from time to time) and/or (ii) its equivalent in the EU.

"EMEA" means the European Medicines Agency or any other successor agency whose approval is necessary to market the Drug in the EU.

"E-EPA" means ethyl eicosapentaenoate and is described as “EPA-E” in the submitted DMFs.

“EU” means the Member States of the European Union, as same may change from time to time in terms of Member States.

"FDA" means the United States Food and Drug Administration or any other successor agency whose approval is necessary to market the Drug in the USA.

"cGMP" means current Good Manufacturing Practice as defined in (i) the FFDCA (US Federal Food, Drug and Cosmetic Act of 1934, and the regulations promulgated thereunder, as may be amended from time to time) and/or (ii) its equivalent rules in EU.

"Long-Term Supply Agreement" means an agreement which is under discussion between the Parties for the supply of the Products after April 1, 2012 based on the discussions of the Working Group.

"Marketing Approval" means the final approval to market the Products for the application to human diseases including Huntington's Disease, Cardiovascular Disease or hypertriglyceridemia in any country within the Territory.

"Milestone Payments" means those payments to be made by Amarin to Nisshin as specified in Schedule One.

"Minimum Purchase Requirements" means the minimum amount of Products that Amarin shall purchase from Nisshin as specified in Schedule One.

A "person" includes any natural person, partnership, company, and unincorporated association.

"Prices" means the prices of Products inclusive of costs and expenses for raw materials, intermediates and packaging components and includes Mid-Tier Price and Top Tier Price as defined in Schedule One.  The Prices are specified in Schedule One.

"Products" means those products listed in Schedule Two by agreement between the Parties in writing.

"Specifications" means each of the specifications for the Products provided by Nisshin to Amarin and annexed in Schedule Three, as amended from time to time by agreement between the Parties in writing.

"Technical Agreement" means an agreement to be executed between the Parties pursuant to Clause 7 which governs, inter alia, the responsibilities of each party as regards quality matters relating to the Products.

"Territory" means all the countries of the world except Japan.

"US” or “USA” means the United States of America.

2	DUTIES

2.1	During the term of this Agreement, Nisshin shall manufacture at its manufacturing plant, and supply to Amarin its requirements of the Products pursuant to the terms and conditions of this Agreement.

2.2	Nisshin shall not knowingly export, sell or distribute the Products to any company who sell or distribute E-EPA in the Territory.

2.3	This Agreement does not impose any restriction of any nature on Amarin obtaining a supply of E-EPA from suppliers other than Nisshin or from itself manufacturing E-EPA.

2.4	Nisshin shall ensure that the Products meet the Specifications.

2.5	Amarin shall purchase the Minimum Purchase Requirements of the Products from Nisshin as specified in Schedule One.

2.6	Amarin shall make sure that all payments for these purchases are made without delay.

2.7	Nisshin shall provide reasonable assistance to Amarin for the purpose of Amarin's import clearances in respect of the Products.

2.8	Regulatory

2.8.1	Save as otherwise agreed in writing with Amarin, Nisshin shall maintain the US DMF and the EU DMF currently in place.

Nisshin may, at its own discretion, authorise Amarin to reference Nisshin’s DMF, as described herein, with any relevant government health authority to the extent that Nisshin agrees such reference is necessary to enable Amarin to file regulatory applications and to maintain any Marketing Approval or other regulatory approval.

2.8.2
Each party shall promptly notify the other party of any notification received from a regulatory agency, such as a relevant government health authority, to conduct an inspection of the manufacturing site(s) or other facilities used by Nisshin in the development, manufacturing, packaging, storage or handling of the Product.  Copies of all applicable correspondence with the regulatory agency will be provided to the other party.

2.8.3	Nisshin shall make that portion of its facility where the Products are manufactured, tested or stored, including related record and reference samples, available for:

(i)         inspection by a relevant governmental agency; or

(ii)         audit by Amarin's employees, agents or contractors upon Nisshin’s prior consent to such audit.

Nisshin shall fully co-operate with any inspection hereunder and provide necessary information and documents as may reasonably be required.

2.8.4	Following full consultation with Amarin, Nisshin will be responsible for responding to any notifications or inspections concerning the supply of the Product by the FDA or EMEA.

3	ORDER, ACCEPTANCE AND DELIVERY

3.1
Amarin may, at any time, but no later than ninety (90) days before the specified date of shipment of the Products, issue to Nisshin individual purchase orders ("Order") for the Products to be delivered to Amarin.  Each Order, upon acceptance by Nishhin, shall constitute a definitive individual contract for the sale and delivery of Products. Nisshin shall issue an acceptance or rejection of the Order within two (2) weeks from Nisshin’s receipt of the Order.

3.2	Nisshin and Amarin shall perform its respective obligations under the individual contracts.

3.3
Amarin shall inspect the Products within fifteen (15) days of receipt of the Product and may reject any Products that fail to meet the Specifications, have defects or are damaged in any way.  Any Product not rejected within fifteen (15) days shall be deemed to have been accepted by Amarin ("Acceptance").  For the avoidance of doubt, Nisshin shall also be responsible for latent defects in the Products which become apparent after Acceptance, provided that such defect shall be notified to Nisshin in writing without delay and not later than three (3) months from the receipt of the Products by Amarin.

3.4
Notwithstanding the provisions of the above Clause, Amarin may, at its own discretion, have a third party conduct the inspection of the Product. Under such circumstances, Amarin will have thirty (30) days from receipt of the Product to reject any Products that fail to meet the Specifications, have defects or are damaged in any way.

3.5
  Claims for latent defects, not discovered during the aforementioned inspections protocols in Clauses 3.3 and 3.4, shall be made in writing within 3 days of discovery. Failure to make a timely claim in the aforementioned manner shall constitute and shall be deemed to be Acceptance of the delivery by Amarin and a waiver of right to claim by Amarin.

4	ROLLING FORECAST

4.1
Prior to the first Marketing Approval, but not later than thirty (30) days following the Commencement Date, Amarin shall provide Nisshin with a twelve (12) month demand forecast. Thereafter, until Amarin’s submission of a regulatory filing for Marketing Approval, Amarin shall provide Nishhin with twelve (12) month demand forecasts on an annual basis.

4.2
Within two hundred and ten (210) days following Amarin's submission of a regulatory filing for Marketing Approval in the US or EU, Amarin shall provide Nisshin with a binding order for its launch stocks requirements.  Thereafter, Amarin shall, on a monthly basis, provide Nisshin with a written rolling forecast for the following 12-month period.

4.3
The forecast amount for the first three months of the rolling forecast stipulated in the Clause immediately above shall constitute binding orders.  The forecast amounts for the remaining nine months of such rolling forecast, i.e., months 4-12, shall be non-fixed forecast amounts.  Amarin has the right to vary the forecast amounts for months 4, 5 and 6 by +/-25%.  Amarin may vary the forecast amounts for months 7-12 without limitation. Nisshin shall not be obligated to supply Products in excess of the binding forecast amounts contained in the rolling forecasts.

5	PRICE AND MILESTONE PAYMENTS

5.1	The Price and Milestone Payments shall be as set forth in Schedule One.

5.2
Nisshin shall issue the invoice for the Product supplied in each shipment to Amarin within 10 days from the date of each shipment.  Amarin shall pay the invoice amount for the Products delivered to it in accordance with this Agreement into an account designated by Nisshin within 30 days from the date of the corresponding invoice issued by Nisshin.

5.3
In the event Amarin fails to pay the Price of any of its purchases by the due date provided in Clause 5.2 above, Nisshin is entitled, at its own discretion, to suspend dispatching the Products or to withhold from accepting Amarin’s Order until Amarin makes full payment with interest from the due date to the date of payment calculated using an annual interest rate of 6% per annum.

5.4	Amarin shall reimburse Nisshin's reasonable costs for preparing and maintaining the DMF prior to Amarin's receipt of each relevant Marketing Approval in both US and EU.

5.5
Amarin will reimburse to Nisshin all reasonable costs specifically related to preparing for an inspection of any facility by a regulatory authority and audit of any facility by any consultant with regard to cGMP, including but not limited to interpreter’s fees for the inspection and audit.

6	WORKING GROUP

6.1
The Parties shall form a joint working group (the "Working Group") to address issues related to their future relationship for long term supply after April 2012, including: (a) Long-Term Supply Agreement; (b) pricing; (c) supply chain structure; (d) capacity expansion; (e) investment requirements; (f) third party agreements (g) technology transfer; and (h) the possible formation of a new business entity to supply Product to Amarin.  As more fully described in Clause 8, the Working Group will make all reasonable efforts to review and discuss feasibility of such long term supply relationship between the Parties by addressing the issues outlined above by June 30, 2010 whether or not it is feasible for the Parties to agree a long-term plan for supplying the Product.

6.2
The Working Group shall consist of the appropriate representatives from each party having requisite authority to speak on behalf of each respective company, provided, however, that the Working Group is not responsible nor is it entrusted to establish business policy or to make decisions on behalf of either Party. The number of representatives can be expanded with the mutual agreement of both Parties. Each Party bears its own costs in acting as part of the Working Group.

6.3
The Working Group shall meet in person as soon as practicable after the Commencement Date and on a regular basis thereafter.  The Working Group shall hold discussions via meetings, teleconferences and e-mail as appropriate and necessary to discuss in good faith the issues set forth in Clause 6.1 of this Agreement.  In the first meeting, the Working Group will set the specific agenda and timing/venue for the second meeting. The second meeting will set the specific agenda and timing/venue for the third meeting, and so forth, provided, however, that any meeting can be re-scheduled flexibly taking into account either Party’s situation.

6.4	The Working Group shall have no power or authority to enter into any binding agreements on behalf of either Party.

7	TECHNICAL AGREEMENT

7.1
After the Commencement Date, the Parties will initiate the negotiation for the Technical Agreement, which is necessary for any review by any regulatory authority in advance of approval of the Drug for marketing, to identify their respective responsibilities in accordance with accepted GMP during the term of this Agreement.

8	LONG-TERM SUPPLY AGREEMENT

8.1
Pursuant to Clause 6.1, the Parties shall conclude discussions no later than June 30, 2010 with regard to the Long-Term Supply Agreement for the supply of the Products by Nisshin to Amarin.  If the Parties agree to the future supply scheme, the Parties will in good faith negotiate for the terms of the Long-Term Supply Agreement.  The Long-Term Supply Agreement will determine how the Products are supplied after April 1, 2012.

9	TECHNOLOGY TRANSFER

9.1
If this Agreement has not been terminated by Nisshin in accordance with Clause 15.1 of this Agreement (where Amarin has committed a material breach of the terms of this Agreement and has failed to remedy such breach within 60 days of receiving the relevant written notice from Nisshin pursuant to Clause 15.1), or in accordance with Clause 15.2 of this Agreement, in the event that the Long-Term Supply Agreement is not executed by the Parties on or before December 31, 2010, Nisshin will transfer the technology necessary and performed at Nisshin’s current site to manufacture the Products upon the request of Amarin, to Amarin or an entity established or designated by Amarin (which will include transferring the DMF).

9.2
Nisshin shall also be obliged to transfer the technology stipulated in Clause 9.1 upon the request of Amarin, to Amarin or to an entity established or designated by Amarin if Amarin gives Nisshin notice of termination of the Agreement under Clause 15.1 or 15.2, or if Nisshin gives Amarin notice of termination of the Agreement under Clause 15.4.

9.3
Amarin will be responsible for any and all costs associated with the aforementioned transfer of technology.  The other terms and conditions of the transfer of technology will be discussed separately.  When the transfer of technology process is being conducted, except for where the transfer of technology is triggered by Nisshin giving Amarin notice of termination of the Agreement under Clause 15.4, Nisshin will work with Amarin to use best efforts to try to ensure that there is no interruption in the supply of the Products to Amarin. If the transfer of technology would not be completed during the term of this Agreement, the Parties will consult each other in good faith on how to deal with the case, including an extension of this  Agreement for a period of time which the Parties consider necessary to complete the transfer of technology.

9.4
Amarin agrees and confirms that the technology transfer provided in this Clause 9 will be Nisshin’s sole obligation in case the Long-Term Supply Agreement is not executed on or before December 31, 2010.

10	WARRANTIES

10.1	Nisshin hereby warrants that any Products manufactured pursuant to this Agreement shall comply with the Specifications and all requirements of cGMP.

10.2	Amarin and Nisshin hereby represent and warrant to each other, as of the date of this Agreement, as follows:

10.2.1	Each Party has the right to enter into this Agreement.

10.2.2	There are no agreements between either Amarin or Nisshin and any third party that conflict with this Agreement in the Territory.

10.3	Nisshin does not make and hereby disclaims any warranty with respect to the Products other than the warranty set forth in Clauses 10.1 and 10.2, whether expressed or implied.

10.4	Each Party shall promptly notify the other Party of any breach of warranties set forth in Clauses 10.1 to 10. 2.

10.5	If any Products are not manufactured in accordance with the Specifications, Nisshin at its sole option shall:

10.5.1	at Nisshin’s cost, supply replacement of the Products conforming with Clause 10.1; or

10.5.2	refund the Price or any part of the Price corresponding to the Products that does not meet Specifications.

11	SHIPPING TERM / TITLE AND RISK

11.1	Nisshin shall ship the Products FOB Tokyo, as defined in Incoterms 2000.

11.2	Title to the Products shall pass from Nisshin to Amarin upon the delivery of the Products to the Destination in accordance with the Order.

11.3
Nisshin will be responsible for organizing the transport by air and insurance arrangements for the delivery of the Products from the site of manufacture to the Destination. Amarin will reimburse Nisshin for the costs of the transport and insurance arrangements for the said delivery of the Products from the site of manufacture to the Destination.

12	CONFIDENTIAL INFORMATION

12.1
The Parties shall keep Confidential Information strictly confidential, shall not disclose it to any third party other than Bizen Chemical Ltd., and Nisshin Seifun Group Inc., the current parent company of Nisshin. Save as otherwise specifically provided herein, the Parties shall only disclose Confidential Information to those of its employees, representatives and agents requiring knowledge thereof in connection with fulfilling that Party's obligations under this Agreement.

12.2
The Parties further agree to inform all such employees, representatives and agents of confidential nature of the Confidential Information and their duties hereunder and make reasonable measures to make employees, representatives and agent comply with the duties hereunder.

The Parties shall exercise the same standard of care as they would exercise in relation to its own confidential information (but in no event less than a reasonable standard of care) to protect and preserve the proprietary and confidential nature of the Confidential Information disclosed to it by the other party.

12.3
Notwithstanding the provisions of this Clause 12, if one of the Parties (“Disclosing Party”) or any person who received the Confidential Information in accordance with Clause 12.1 is requested or required by any court of competent jurisdiction, any competent judicial, governmental or regulatory body, pursuant to any relevant law or regulation to disclose any of the Confidential Information, the Disclosing Party will make reasonable effort to provide the other Party with a notice so as to afford the other Party the opportunity, at the other Party's expense, to pursue a protective order or other remedy and the Disclosing Party shall reasonably cooperate with the other Party in such efforts to the extent practical and permitted under applicable laws and regulations.  In no event shall the Disclosing Party be liable for any damages resulting from disclosure of the Confidential Information pursuant to this Clause.   Disclosure of Confidential Information by a Disclosing Party in accordance with this Clause shall not be a breach of this Agreement.

12.4	The Parties shall use the Confidential Information exclusively for performance of this Agreement and for no other purpose.

12.5
Upon termination or expiration of this Agreement, each Party shall promptly, upon request of the other Party, return all documents and any copies thereof containing Confidential Information belonging to, or disclosed by, such other Party.

12.6	The Parties agree that the obligations of this Clause 12 are necessary and reasonable in order to protect the Parties' respective businesses.

12.7
The Parties agree that any such violation or threatened violation may cause irreparable injury to a Party and that, in addition to any other remedies that may be available, each Party shall be entitled to seek injunctive relief against the threatened breach of the provisions of this Clause 12, or a continuation of any such breach by the other Party, specific performance and other such relief to redress such breach together with damages and reasonable counsel fees and expenses to enforce its rights hereunder.

12.8
Subject to Clause 12.3, no announcement or public statement concerning the existence, subject matter or any term of this Agreement shall be made by or on behalf of any Party without the prior written approval of the other Party.

The terms of any such announcement shall be agreed in good faith by the Parties.

12.9
Amarin shall obtain Nisshin’s prior written consent if Amarin needs to disclose this Agreement to a potential third party purchaser or commercialisation partner or current or future Amarin investor (collectively “Potential Partner”), provided that the relevant third party has entered into a confidentiality agreement on terms no less protective than the terms of this Clause 12. When Amarin wishes to obtain such Nisshin’s consent, Amarin will provide advance written notification to Nisshin of identity of such third party with the relevant information of the third party. Nisshin will make response to the  notification as soon as practicable. If Nisshin decides not to agree to provide its consent,  Nisshin will provide Amarin with a written reason why such consent was withheld.  Notwithstanding the foregoing, Nisshin will not withhold, condition or delay its consent hereunder if the Potential Partner’s primary line of business is in the area of pharmaceuticals or biotechnology.

12.10
Amarin shall indemnify Nisshin against any claims, costs (including legal costs, expenses), liabilities, losses (including loss of profit), damages or expenses arising out of, or in connection with the disclosure of this Agreement pursuant to Clause 12.9.

13	FORCE MAJEURE

13.1
If either Party is prevented or delayed in the performance of any of its obligations under this Agreement as a result of acts of God, war, fire, earthquake, or other natural disaster beyond the reasonable control of a Party that has not occurred as a result of its act, omission or negligence and which was not reasonably foreseeable ("Force Majeure Event"), it shall notify the other Party, in writing, of the same as soon as practicable.  The affected Party shall use its reasonable endeavours to remove or overcome such Force Majeure Event as quickly as possible and shall also use its reasonable endeavours to mitigate the impact of such Force Majeure Event of the other Party.  Subject to Clause 13.3, if a Party shall have fully complied with its obligations under this Clause 13.1, it shall be excused from performance of its unfulfilled obligations under this Agreement from the date of such notice until such Force Majeure Event no longer pertains.

13.2
A Force Majeure Event will include any issue either Party has with its subcontractors or suppliers of raw materials, intermediates and packaging components, which were caused by one of the Force Majeure Events described in Clause 13.1.

13.3
If a Force Majeure Event prevents the performance by a Party of any obligations hereunder for a continuous period in excess of 12 weeks, the other Party shall be entitled to terminate this Agreement by written notice at any time after such 12 week period provided the relevant Force Majeure Event is continuing at the time such notice is given.

14	TERM

14.1	This Agreement shall be effective from the Commencement Date until March 31, 2012.

15	TERMINATION

15.1
This Agreement may be terminated by either Party by giving to the other Party a notice in writing if the other Party commits a material breach of the terms of this Agreement and (where such breach is capable of remedy) fails to remedy such breach within 60 days of receiving a written notice from the terminating Party specifying the breach and requiring its remedy.

15.2	This Agreement may be terminated by either Party immediately by giving a written notice to the other, if:

15.2.1
a petition is filed by or against the other Party for commencement of bankruptcy proceeding (hasan-tetsuzuki-kaishi), commencement of corporate reorganization proceeding (kaishakousei-tetsuzuki-kaishi), commencement of civil rehabilitation proceeding (minjisaisei-tetsuzuki-kaishi),  or any other insolvency proceeding;

15.2.2
the other Party is subject to seizure (sashiosae), sequestration (kari-sashiosae), preservative attachment (hozen-sashiosae), commencement of public auction (keibai), or other compulsory execution (kyousei-shikkou) or foreclosure (tanpoken-jikkou) proceeding against material assets of the other Party;

15.2.3	the other Party is unable to pay its debts in the normal course of business; or

15.2.4	there is a Change of Control of the other Party.

15.3
Notwithstanding the provisions of Clause 15.1, this Agreement may be terminated by Nisshin by giving Amarin 30 days notice in writing, if Amarin fails to perform its duty as set forth in Clause 2.5, unless, within such 30 days, Amarin pays to Nisshin the amount corresponding to the unfulfilled purchases according to the minimum purchase quantities at the Price stated in Schedule One.

15.4
This Agreement may be terminated by Nisshin by giving Amarin notice in writing without Nisshin incurring any liability or obligation whatsoever (except the obligations under Clause 9), if Nisshin is unable to continue manufacturing and supplying the Products to Amarin in accordance with its requirement due to disruption of supplies of raw materials or intermediates, which disruption cannot be recovered within reasonable time, provided that Nisshin shall without delay inform Amarin of occurrence of such event in order to give Amarin an opportunity to seek alternative sources.

16	CONSEQUENCES OF TERMINATION

16.1	In the event that this Agreement is terminated, neither Party shall be entitled to compensation of damages for lost profits arising out of the termination of this Agreement.

16.2
Notwithstanding any provisions herein to the contrary, in the event that this Agreement is terminated for any reason, Amarin shall purchase and take delivery of all the Products manufactured by Nisshin according to Orders placed by Amarin at the Price stipulated herein, and shall purchase, at cost, all stocks of the Products either manufactured or in the process of being manufactured for Amarin, including unused intermediates that Nisshin stores.

The provisions of Clauses 6, 9, 12, 16 and 18 shall survive the expiration or termination of this Agreement up to three years after the expiration or termination of this Agreement.

17	ASSIGNMENT

Neither Party may assign this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the other Party which consent shall not be unreasonably withheld or delayed provided, however, that:

17.1.	either Party may assign this Agreement, in whole or in part, to an affiliate of the assigning Party; provided, that the assigning Party guarantees the performance of such affiliate hereunder; and

17.2
Amarin may assign this Agreement, in whole, to the Potential Partner disclosed under this Agreement pursuant to Clause 12.9 who acquires, by merger, sale of assets or otherwise, all or substantially all of the business of the assigning Party in which the subject matter of this Agreement is included.

18	MISCELLANEOUS

18.1
All notices, consents, approvals or other communications hereunder shall be in writing and shall be delivered personally or by registered or certified mail, postage prepaid, or sent by fax, addressed to the authorised personnel at relevant Party and at such address as each Party shall from time to time notify the other in writing. Any such notice, consent, approval and other communication shall be deemed given, in the case of personal delivery, on the date of delivery, in the case of mailing, on the fifth (5th) day following its deposit in the mail and in the case of a fax, on the next business day after the day of transmission provided the sender’s facsimile machine produces a report showing complete and successful transmission to the correct facsimile number.

18.2	Nothing in this Agreement shall constitute or be deemed to constitute the creation of a partnership, agency, or employer/employee relationship between the parties.

18.3
This Agreement, together with the Specifications and the Schedules attached hereto, constitutes the entire agreement and understanding of the parties and supersedes any previous agreement between Nisshin and Amarin in relation to the subject matter of this Agreement. This Agreement, the Specification, and the Schedules attached hereto or any order may only be modified only by a written document signed on behalf of each of the parties.  If there are any inconsistencies between the terms and conditions of this Agreement and the terms and conditions set forth in any quotation, order, acknowledgement or invoice, the terms and conditions of this Agreement shall prevail.

18.4
If any provision of this Agreement is held by any court or other competent authority to be invalid or unenforceable in whole or in part, it shall be deemed severed from this Agreement and the validity of the other provisions and the remainder of the provision in question shall not be affected.

18.5	This Agreement shall be governed by and construed in accordance with the laws of Japan.

18.6	The parties hereto shall submit to the exclusive jurisdiction of the Tokyo District Court of Japan with respect to any dispute arising from this Agreement.

IN WITNESS HEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized representative on and as of the date first written above.

NISSHIN PHARMA, INC.

By:__________________________________	Date: ____________________, 2009
Name: Toshinori Shiragami
Title: President

AMARIN PHARMACEUTICALS IRELAND LTD.

By:__________________________________	Date: ____________________, 2009
Name: Alan Cooke
Title: Director

SCHEDULE ONE

PRICES / MINIMUM PURCHASE REQUIREMENTS / MILESTONE PAYMENTS

PRICES

The Price for the first five (5) metric tons of the Product purchased from Nisshin by Amarin in each Fiscal Year (as defined below) is JPY [***********].

The Price (the "Mid-Tier Price") for any amount of Product purchased from Nisshin by Amarin after the first five (5) metric tons, but not in excess of twelve (12) metric tons of Product in each Fiscal Year (as defined below) is as follows:

  [***********] for the part after the first five (5) metric tons,

but not excess eight (8) metric tons, and

  [***********] for the part after the eight (8) metric tons,

but not excess twelve (12) metric tons.

If Nisshin presents evidence that its manufacturing cost for the Products has increased, because of significant changes in matters beyond its reasonable control, such as the price of crude fish oil, and that such change has been independently recognized by an industry-recognized credible source, then Amarin and Nisshin will discuss the revision of the aforementioned prices for the Product in good faith. If the aforementioned discussion cannot be successfully completed remotely, then the Parties will be obligated to meet in person to discuss the aforementioned matter in good faith.

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CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS [*] DENOTE SUCH OMISSIONS.

MINIUMUM PURCHASE REQUIREMENTS
Amarin shall purchase the following minimum amounts of the Product from each April to March fiscal year ("Fiscal Year") beginning in the calendar year first indicated in each item a-d below.

a)	2008-2009	1.62 metric tons
b)	2009-2010	1.08 metric tons
c)	2010-2011	3.24 metric tons
d)	2011-2012	3.24 metric tons

MILESTONE PAYMENTS

Amarin shall make the following non-refundable one-time payments to Nisshin upon satisfaction of the conditions set forth below:

           a)           USD500,000 upon the signing of this Agreement by both Parties; and

           b)          USD500,000 upon the first Marketing Approval of  the Product in the US or the EU.

For the avoidance of doubt, the Parties acknowledge that Amarin shall be required to pay each of the Milestone Payments only one time and provided that the related condition has been satisfied.  Further, the Parties also acknowledge that the Milestone Payments are not refundable by Nisshin even in case the Parties’ discussion does not result in execution of the Long-Term Agreement.

 SCHEDULE TWO

THE PRODUCTS

Products

Products means the E-EPA pharmaceutical drug substance which meets the Specification defined in the Schedule Three and manufactured by Nisshin and

E-EPA means:

the compound which chemical name is

Ethyl (5Z,8Z,11Z,14Z,17Z)-5,8,11,14,17-icosapentaenoate

Company Code Name which is described in the US-DMF and EDMF is

EPA-E

Common name is

Ethyl eicosapentaenoate

and

Chemical Abstracts Registry (CAS) Number  is

73310-10-8

SCHEDULE THREE

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CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS [*] DENOTE SUCH OMISSIONS.

SCHEDULE FOUR

AMARIN’s CURRENT INVESTORS

Shareholder	Shares	Basic %

Sofinnova Venture Partners VII, LP	3,586,957	13.26%
Orbimed Advisors LLC	3,260,870	12.06%
Thomas, McNerney & Partners LLC	2,173,913	8.04%
Panorama Capital LP	1,847,826	6.83%
Sunninghill Limited	1,465,755	5.42%
Simon Kukes	1,277,695	4.72%
Longitude Venture Partners, LP	1,086,957	4.02%
Amarin Investment Holding Limited	1,072,906	3.97%
Fountain Healthcare Partners Fund	217,391	0.80%
Michael Walsh	74,828	0.28%

Total	16,065,098	59.40%